Exhibit 99.1

Strategic Collaboration between Ctrip and China Eastern Air Holding Company

SHANGHAI, April 21, 2016 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip”), and China Eastern Air Holding Company (“CEAH”), one of China’s three major air transportation groups and the parent company of China Eastern Airlines (SSE: 600115, SEHK: 00670, NYSE: CEA), today announced their entry into a strategic collaboration agreement, under which Ctrip and CEAH will collaborate with each other on a broad range of products and services such as low-cost transportation solutions, international air travel, IT technology, travel insurance, and e-commerce. In connection with the agreement, Ctrip has agreed to invest RMB3 billion in China Eastern Airlines’ A shares through a private placement of shares. Ctrip may elect to further increase its ownership stake in China Eastern Airlines in the next twelve months following the placement and may be entitled to appoint an observer or a director to China Eastern Airlines’ board of directors, subject to the satisfaction of certain conditions such as ownership thresholds.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

About China Eastern Air Holding Company

China Eastern Air Holding Company is one of the top three state-owned major airline groups in China, controlled by State-owned Assets Supervision and Administration Committee to perform the investor’s duty on behalf of the State Council.  The Company, through constant industrial restructuring and resource optimization, has seen a relatively complete air transportation industry system centering on air transport, including eight major areas of air transport, aviation real estate, aviation finance, catering, media and duty-free goods, trade circulation, industrial development and general aviation. China Eastern Airlines Co., Ltd. (hereinafter referred to as “China Eastern” ) operates core business of China Eastern Air Holding Company, providing approximately 94 million passengers with premium, comfortable and easy air service and boasting top 10 in the world in terms of many key indexes in 2015. China Eastern is a SkyTeam member and, with the aid of seamless connections with other SkyTeam members, it has constructed a world-wide aviation network from Shanghai as its core hub to 1,052 destinations in 177 countries throughout the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12300

Email: iremail@ctrip.com